UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

March 25, 2024

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

TABLE OF CONTENTS

REPORT ON FORM 6-K FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2023

Page
Consolidated Financial Statements
Unaudited Consolidated Balance Sheet as of September 30, 2023 and Audited Consolidated Balance Sheet as of March 31, 2023	2
Unaudited Consolidated Statements of Income and Comprehensive Income for the Six-Month Periods Ended September 30, 2023 and 2022	3
Unaudited Consolidated Statement of Change in Equity	4
Notes to Consolidated Financial Statements for the Six-Month Periods Ended September 30, 2023 and 2022	5

1

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	March 31, 2023 (Audited)	September 30, 2023 (Unaudited)
Assets
Current assets
Cash at banks		$277,836	$76,618
Accounts receivable, net		353,703	1,059,147
Inventories, net		131,474	86,070
Amount due from a related company	4	156,826	154,106
Prepaid expenses and other current assets		280,424	649,641
Total current assets		1,200,263	2,025,582

Other assets
Equity Investment	5	562,000	562,000
Right-of- use assets		513,409	633,110
Property, plant and equipment, net		4,772	3,127
Total other assets		1,080,181	1,198,237

Total assets		$2,280,444	$3,223,819

Liabilities and Stockholders' Equity
Current liabilities
Bank loans		$1,358,221	$1,523,079
Accrued expenses and other current liabilities		576,521	666,163
Lease liabilities, current		80,060	145,026
Total current liabilities		2,014,802	2,334,268

Non-current liabilities
Lease liabilities, non-current		595,587	640,130
Total non-current liabilities		595,587	640,130
Total liabilities		2,610,389	2,974,398

Total (deficit) equity
Ordinary shares, 50,000,000 shares authorized at par value of $0.001 each; 17,679,618 shares and 17,699,618 shares issued and outstanding as of March 31, 2023 and September 30, 2023, respectively		17,680	17,700
Additional paid-in capital		2,703,081	2,775,061
Accumulated losses		(3,164,249)	(2,714,762)
Accumulated other comprehensive income		96,918	175,194
Total stockholders' (deficit) equity		(346,570)	253,193
Non-controlling interest		16,625	(3,772)
Total equity		(329,945)	249,421

Total liabilities and stockholders' equity		$2,280,444	$3,223,819

 The accompanying notes are an integral part of these consolidated financial statements.

2

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Six-month Period Ended September 30
	Note	2023 (Unaudited)	2022 (Unaudited)
Continuing Operations			Reclassified
NET SALES	6	$1,580,489	$749,216
Cost of sales		(325,526)	(116,987)
Gross profit		1,254,963	632,229
General and administrative expenses	7	(399,614)	(303,888)
Research and development expenses		(121,310)	(206,012)
Selling and marketing expenses		(243,696)	(558,396)
Total operating expenses		(764,620)	(1,068,296)
Operating profit (loss)		490,343	(436,067)
Other income (expenses)
Loss on disposal of a subsidiary	8	—	(525,063)
Other expenses, net		(4,921)	(1,880)
Interest income		169	378
Interest expense		(56,601)	(20,396)
Total other expenses, net		(61,353)	(546,961)
Profit (Loss) before income taxes		428,990	(983,028)
Income tax credit		597	9,003
Net profit (loss) from continuing operations		429,587	(974,025)
Discontinued operation
Net loss from discontinued operation		—	(535,481)
Net profit (loss)		429,587	(1,509,506)
Other comprehensive income (loss)
Foreign currency translation adjustment		78,276	(16,652)
Comprehensive income (loss)		$507,863	$(1,526,158)
Net profit (loss) from continuing operations attributable to:
Ordinary shareholders		$449,487	$(942,558)
Non-controlling interest		(19,900)	(31,467)
Total		$429,587	$(974,025)
Net loss from discontinued operation attributable to:
Ordinary shareholders		$—	$(535,481)
Non-controlling interest		—	—
Total		$—	$(535,481)
Net profit (loss) attributable to:
Ordinary shareholders		$449,487	$(1,478,039)
Non-controlling interest		(19,900)	(31,467)
Total		$429,587	$(1,509,506)
Profit (Loss) from continuing and discontinued operations per ordinary share
- Basic (cents)		$2.54	$(8.37)
- Fully Diluted (cents)		$2.50	(8.37)
Profit (Loss) from continuing operations per ordinary share
- Basic (cents)		$2.54	$(5.34)
- Fully Diluted (cents)		$2.50	(5.34)
Weighted average number of shares outstanding
- Basic		17,685,629	17,652,541
- Fully Diluted		17,985,629	17,652,541

The accompanying notes are an integral part of these consolidated financial statements.

3

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to Ordinary Stockholders
	Ordinary Shares
	No. of Shares	Amount	Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive Income	Total	Non-controlling Interest
Balance as of March 31, 2023	17,679,618	$17,680	$2,703,081	$(3,164,249)	$96,918	$(346,570)	$16,625
Issuance of shares through private placement	20,000	20	71,980	—	—	72,000	—
Net profit (loss)	—	—	—	449,487	—	449,487	(19,900)
Foreign currency translation adjustment	—	—	—	—	78,276	78,276	(497)
Balance as of September 30, 2023	17,699,618	$17,700	$2,775,061	$(2,714,762)	$175,194	$253,193	$(3,772)

The accompanying notes are an integral part of these consolidated financial statements.

4

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

1.	These financial statements, including the consolidated balance sheet as of March 31, 2023, which was derived from audited financial statements, do not include all the information and notes required by US Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2023.

2.	In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending March 31, 2024.

3.	The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at meetings of directors.

For the Company’s non-wholly owned subsidiary, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of March 31, 2023	Effective ownership as of September 30, 2023
Zhong Yuan Bio-technology Holdings Limited	Cayman Islands	July 5, 2016	Investment holding	100%	100%
China Bio-technology Holdings Ltd.	Republic of Seychelles	June 27, 2016	Investment holding	100%	100%
Zhong Yuan Bio-technology (Hong Kong) Limited	Hong Kong	June 13, 2016	Investment holding	100%	100%
Zhong Yuan Bio-technology (Shenzhen) Limited	PRC	June 10, 2014	Investment holding	100%	100%
Bao Feng Bio-technology (Beijing) Limited (“BF Beijing”)	PRC	August 30, 2012	Nervonic acid research, development of nervonic acid based herbal and chemical drugs, and sale of health supplements containing nervonic acid	100%	100%
Beijing Baofeng Internet Bio-technology Co., Limited (“BF Internet”)	PRC	May 23, 2022	Sale and marketing of BF Beijing’s recently developed “Re’Seen” nervonic acid-based drinks over online platforms.	51%	51%

5

4.	Amount Due from A Related Company

Amount due from a related company was unsecured, non-interest bearing and repayable on demand and consisted of the following:

	As of
	March 31, 2023	September 30, 2023
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	$156,826	$154,106

Mr. Yu Chang, the Company’s major shareholder and father of Ms. Ting-ting Chang, CEO and director of the Company, has significant influence on the above-mentioned company and is one of the directors of the above-mentioned company. Therefore, the Company considers the above-mentioned company is a related company.

5.	Equity Investment

As of March 31, 2023, and September 30, 2023, the Company held 7% equity interest in Yanbian Bao Feng Bio-technology Co., Ltd. (“Yanbian BF”), a company established on May 24, 2018 in China, which is in the process of building an extraction factory to extract nervonic acid from Acer truncatum seeds.

	As of
	March 31, 2023	September 30, 2023
Equity investment, at cost	$562,000	$562,000

6.	Segment Information

The Company was engaged in two reportable segments - sale of nervonic acid-based health supplements and technical supporting services - for the six-month periods ended September 30, 2023 and 2022.

	Six-month period ended
	September 30, 2023 (Unaudited)	September 30, 2022 (Unaudited)
Net Sales
Sale of nervonic acid-based health supplements	$586,385	$749,216

Technical supporting services	994,104	—

Total	$1,580,489	$749,216

Cost of Sales
Sale of nervonic acid-based health supplements	$95,840	$116,987

Technical supporting services	229,686	—

Total	$325,526	$116,987

Gross Profit
Sale of nervonic acid-based health supplements	$490,545	$632,229

Technical supporting services	764,418	—

Total	$1,254,963	$632,229

6

7.	Stock-Based Compensation

On May 4, 2020, the Company granted cashless options (the “Options”) to purchase 600,000 (post-reverse split) ordinary shares of the Company at $0.50 (post-reverse split) per share to Ms. Fung Ming Pang, the Company’s CFO and director. The Options vested 50% at the time when the Company’s ordinary shares began trading on the OTCQB (July 15, 2021) and 50% on July 15, 2022 and are exercisable for five years after the date of vesting.

The fair value of 600,000 (post-reverse split) Options was calculated using the Black Scholes model with the following assumptions:

Valuation date (the date of granting)	May 4, 2020	May 4, 2020
Number of shares	300,000	300,000
Vesting date	July 15, 2021	July 15, 2022
Maturity date	July 15, 2026	July 15, 2027
Fair value per share	$1.00	$1.00
Exercise price per share	$0.50	$0.50
Risk free rate	0.46%	0.46%
Dividend yield	0.00%	0.00%
Exercise multiple	2.80	2.80
Expected terms (years) from the date of granting	6.20	7.20
Expected volatility	48.73%	47.74%
Value per Option	$0.612	$0.632

The non-cash stock-based compensation expense of $Nil and $54,506 was included in general and administrative expenses for the six-month periods ended September 30, 2023 and 2022, respectively.

As of September 30, 2023, there were 300,000 Options outstanding, issued, and vested.

8.	Disposal of a subsidiary

On September 30, 2022, the Company’s PRC subsidiary, BF Beijing, sold its 100% interest in Dandong Bao Feng Seedling Technology Co., Limited (“Dandong BF”) to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Mr. Yu Chang, father of Ms. Ting-ting Chang, CEO and director of the Company, is a director and has a controlling interest, in exchange for cash consideration of RMB1 million ($140,500) and a 7% equity interest in Yanbian Bao Feng Bio-technology Co., Ltd. (“Yanbian BF”) that was valued at RMB4 million ($562,000). The consideration and net assets of Dandong BF at the date of disposal on September 30, 2022 were as follows:

Consideration	RMB	$
Fair value of the 7% equity interest in Yanbian BF	4,000,000	562,000
Cash	1,000,000	140,500
Total	5,000,000	702,500
Analysis of assets and liabilities disposed:
Computer and office equipment, fixtures and furniture		2,401
Right of use assets		21,770
Accounts receivable		102,284
Inventories, net		615,009
Prepaid expenses and other current assets		18,965
Cash at banks		1,264
Accrued expenses and other current liabilities		(42,150)
Lease liabilities – non-current		(4,817)
		714,726
Release of exchange reserve		78,264
Release of pre-acquisition accumulated losses		434,573
		1,227,563
Total sale consideration		702,500
Loss on disposal of a subsidiary		525,063

7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations of the Company for the six-month period ended September 30, 2023 and for the comparable period ended September 30, 2022, and its financial condition as of September 30, 2023, should be read in conjunction with the Company’s unaudited Consolidated Statements of Income and Comprehensive Income for the six-month periods ended September 30, 2023 and 2022, and its unaudited Consolidated Balance Sheet as of September 30, 2023 and the notes thereto that are included elsewhere in this Report on Form 6-K. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations, and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

OVERVIEW

Nature of Operations

Zhong Yuan Bio-Technology Holdings Limited (“ZY Holdings” or the “Company”), through its subsidiaries, is engaged in the business of developing and marketing nervonic acid-based health supplements and provision of technical supporting services. ZY Holdings together with its subsidiaries are collectively referred to as the “Company.”

Share Exchange

On August 31, 2019, ZY Holdings closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment Limited (“Zhong Yuan Investment”), a Seychelles company limited by shares. Prior to the exchange, Zhong Yuan Investment owned 100% of the shares of China Bio-Technology Holdings Limited (“China Bio”), a company organized under the laws of the Republic of Seychelles. Under the Share Exchange Agreement, ZY Holdings issued 16,150,000 (post-reverse split) shares to Zhong Yuan Investment in exchange for a 100% equity interest in China Bio. As a result of the Share Exchange, China Bio is now a wholly owned subsidiary of ZY Holdings. Immediately following the closing of the Share Exchange, the Company had 17,000,000 (post-reverse split) ordinary shares outstanding, 95% of which were owned by Zhong Yuan Investment.

The Share Exchange has been accounted for as a reverse acquisition using the purchase method of accounting, with no goodwill being recognized. ZY Holdings (the legal acquirer) has been considered the accounting acquiree and China Bio (the legal acquiree) the accounting acquirer.

8

Reorganization of China Bio

In and around January 2018, China Bio completed a reorganization of its legal structure. The reorganization involved the incorporation of China Bio and its wholly owned subsidiaries, Zhong Yuan Bio-Technology (Hong Kong) Limited (“ZY HK,” previously known as Hua Hong Powerloop Technology (Hong Kong) Limited, a holding company incorporated on June 13, 2016 under the laws of Hong Kong) and Zhong Yuan Bio-Technology (Shenzhen) Company Limited (“ZY Shenzhen,” a holding company established on June 10, 2014 under the laws of the People’s Republic of China (“PRC”) and previously known as Shenzhen Chuang Feng Clear Energy Company Limited) and the transfer of all equity ownership of Bao Feng Bio-Technology (Beijing) Limited (“BF Beijing,” previously known as Beijing Yuan Bao Feng Century Agricultural Technology Limited, an operating company incorporated on August 30, 2012 under the laws of the PRC) to ZY Shenzhen from the former shareholders of BF Beijing.

On January 19, 2018, ZY Shenzhen entered into an agreement to acquire 100% of the equity ownership of BF Beijing for a total cash consideration of $1,351,500 (RMB8,500,000) from the former shareholders of BF Beijing. To fund ZY Shenzhen’s acquisition of BF Beijing, these former shareholders agreed to provide an interest-free loan to China Bio which in turn provided an interest-free loan to ZY Shenzhen of the same amount of $1,351,500 (RMB8,500,000). For the purpose of this transaction, in January 2018, these former shareholders had established a majority ownership in China Bio whose shares were issued and paid up by way of capitalization of the said interest-free loan of $1,351,500 provided by these former shareholders. China Bio indirectly holds a 100% equity interest in ZY Shenzhen through ZY HK. On February 13, 2019, ZY Shenzhen received approval from the Economic and Trade Bureau of Beijing, the PRC, of the acquisition of BF Beijing.

Since China Bio and its subsidiaries have effectively been controlled by the same group of shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions have been accounted for as a recapitalization of BF Beijing with no adjustment to the historical basis of the assets and liabilities of BF Beijing, and the operations were consolidated as though the transaction occurred as of the beginning of the first accounting period presented in these financial statements.

Reverse Stock Split

On July 24, 2020, the Company completed a one-for-ten reverse stock split of the Company’s ordinary shares (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the authorized share capital of the Company was decreased from 500,000,000 ordinary shares with a par value of $0.0001 each to 50,000,000 ordinary shares with a par value of $0.001 each, and the number of issued and outstanding ordinary shares was decreased from 171,450,000 shares to 17,145,000 shares.

Private Placements

On December 13, 2019, the Company closed on the sale of 1,450,000 ordinary shares, at a purchase price of $0.10 per share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

On November 17, 2020, the Company sold 50,000 ordinary shares (post-Reverse Stock Split), at a purchase price of $1.00 per share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act.

On November 15, 2021, the Company sold 130,000 Ordinary Shares to unrelated parties at a purchase price of $2.00 per Ordinary Share with one warrant for each ten Ordinary Shares sold (“Warrant”), pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. Each Warrant entitled the holder to subscribe for one Share at a price of $4.00 per share for the one-year period ended November 15, 2022. As of November 15, 2022, none of the Warrants had been exercised. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

On April 29, 2022, the Company sold 100,000 ordinary shares to an unrelated party, at a purchase price of $4.00 per ordinary share, and in June 2022, the Company sold 20,000 ordinary shares to then current shareholders, at a purchase price of $4.00 per ordinary share and 12,500 ordinary shares to unrelated parties, at a purchase price of $5.00 per ordinary share, pursuant to private securities offerings conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, ordinary shares were offered and sold solely outside the United States to investors who are not U.S. Persons, as defined in Regulation S.

On August 7, 2023, the Company sold 20,000 Ordinary Shares to an unrelated party, at a purchase price of US$4.80 per Ordinary Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

9

Cancellation of Shares

On November 17, 2020, the Company acquired 25,000 ordinary shares from one of the shareholders of the Company for a total consideration of $25,000. These shares were thereafter cancelled.

On November 18, 2020, the Company acquired 25,000 ordinary shares from one of the shareholders of the Company for a total consideration of $25,000. These shares were thereafter cancelled.

Acquisition and Sale of Dandong Bao Feng Seedling Technology Co., Limited (“Dandong BF”)

On December 31, 2020, BF Beijing completed its acquisition of a 100% equity interest in Dandong BF from Yu Chang, the former record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and the father of Ting Ting Chang, our CEO and director, for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement on March 1, 2020. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was settled by offsetting the amounts due from related companies of which Yu Chang is the owner and director.

Dandong BF was incorporated in the PRC on March 11, 2019 and is principally engaged in the research, development, growing and sale of Acer Truncatum seedlings in Dandong city, Liaoning Province, in the north-eastern region of the PRC.

On September 30, 2022, BF Beijing sold its 100% interest in Dandong BF to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Yu Chang, the Company’s major shareholder and father of Ting Ting Chang, our Chief Executive Officer and director, is a director, general manager and a major shareholder, for a total consideration of RMB5 million. RMB1million of the purchase price was paid in cash and the balance of RMB4 million was exchanged for a 7% interest in Yanbian Bao Feng Biotechnology Co., Ltd. (“Yanbian BF”), of which Yu Chang is the legal representative and the ultimate majority beneficial shareholder. Yanbian BF was incorporated in the PRC on May 24, 2018 and is in the process of building an extraction factory to extract nervonic acid from Acer truncatum seeds. As a result of the sale, Dandong BF is no longer owned by BF Beijing and is not a subsidiary of the Company.

Formation of Beijing Baofeng Internet Bio-technology Co., Limited (“BF Internet”)

On May 23, 2022, BF Internet was established 51% by BF Beijing and 49% by Yong Sheng, a shareholder of the Company. The principal activities of BF Internet are to sell and market BF Beijing’s recently developed “Re’Seen” nervonic acid-based drinks over online platforms, such as Tik Tok and Alibaba. The Company intends that, in the future, BF Internet will also market and sell other products of the Company over the Internet.

10

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of the Company that are included in this Report on Form 6-K.

For the Six-Month Periods Ended September 30, 2023 and 2022

Revenue

We generated $1,580,489 of net revenue for the six-month period ended September 30, 2023, as compared to $749,216 for the six-month period ended September 30, 2022. The following table shows the breakdown of the increase in revenue by product:

For the six-month period ended September 30,	2023	2022	Increase/ (Decrease)%
	$	$	$
Nervonic acid-based health supplements	586,385	749,216	(162,831)	(21.7)
Technical support services	994,104	—	994,104	N/A

Total net revenue	1,580,489	749,216	831,273	111.0

The increase in revenue for the six-month period ended September 30, 2023 was primarily due to the provision of technical support services during that period, offset by the $162,831, or 21.7%, decrease in sales of nervonic acid-based health supplements. The addition of technical support services for the six-month period ended September 30, 2023 was due to our active promotion of those services to biotech companies in China commencing in April 2023. The decrease in sales of nervonic acid-based health supplements for the six-month period ended September 30, 2023 was mainly attributable to a slowdown of the economy in China after the Covid-19 pandemic that, in turn, resulted in less demand for our nervonic acid-based health supplements.

Cost of Sales

The cost of sales was $325,526 for the six-month period ended September 30, 2023 compared to cost of sales of $116,987 for the six-month period ended September 30, 2022. The increase in the cost of sales by $208,539, or 178.3%, over the prior period is broken down as follows:

For the six-month period ended September 30,	2023	2022	Increase/ (Decrease)%
	$	$	$
Nervonic acid-based health supplements	95,840	116,987	(21,147)	(18.1)
Technical support services	229,686	—	229,686	N/A

Total cost of sales	325,526	116,987	208,539	178.3

The increase in total cost of sales of $208,539, or 178.3%, resulted from the additional $229,686 cost of providing technical support services for the six-month period ended September 30, 2023, which services were not offered by the Company during the six-month period ended September 30, 2022, offset by the decrease by $21,147, or 18.1%, in the cost of sales of nervonic acid-based health supplements. The decrease in the cost of sales of nervonic acid-based health supplements over the period was roughly in line with the decrease in sales of nervonic acid-based health supplements over the period.

Gross Profit

Gross profit for the six-month periods ended September 30, 2023 and 2022 was $1,254,963 and $632,229, respectively. The following table shows the breakdown of the increase in gross profit by product:

For the six-month period ended September 30,	2023	2022	Increase/ (Decrease)%
	$	$	$
Nervonic acid-based health supplements	490,545	632,229	(141,684)	(22.4)
Technical support services	764,418	—	764,418	N/A

Total gross profit	1,254,963	632,229	622,734	98.5

The $622,734, or 98.5%, increase in gross profit for the six-month period ended September 30, 2023 compared to the six-month period ended September 30, 2022 resulted solely from the provision of technical support services during the six-month period ended September 30, 2023, offset by a $141,684, or 22.4% decrease in gross profit from the sale of nervonic acid-based supplements.

11

Gross Profit Margin

Total gross profit margins for the six-month periods ended September 30, 2023 and 2022 were 79.4% and 84.4%, respectively. The decrease in total gross profit margin of 5.0% was mainly attributable to the lower gross profit margin for technical support services relative to the gross profit margin for sales of nervonic acid-based health supplements. Gross profit margin for the sale of nervonic acid-based health supplements for the six-month period ended September 30, 2023 was 83.7%, as compared to an 84.4% gross profit margin for the corresponding period in 2022. Gross profit margin for technical support services was 76.9% for the six-month period ended September 30, 2023, but there was no gross profit margin for technical support services for the corresponding period in 2022.

Total operating expenses

Total operating expenses decreased from $1,068,296 for the six-month period ended September 30, 2022 to $764,620 for the six-month period ended September 30, 2023. The decrease of $303,676, or 28.4%, was primarily attributable to a decrease in selling and marketing expenses of $314,700 and a decrease in research and development expenses of $84,702, which were offset by an increase in general and administrative expenses of $95,726 over the period.

a)	General and administrative expenses

Total general and administrative expenses for the six-month periods ended September 30, 2023 and 2022 were $399,614 and $303,888, respectively, including a non-cash stock-based compensation charge of $nil and $54,506, respectively. Excluding the non-cash stock-based compensation charge, general and administrative expenses were $399,614 and $249,382, respectively, for the six-month periods ended September 30, 2023 and 2022. The increase of $150,232, or 60.2%, over the period was mainly due to an increase in wages and related staff expenses, including approximately $99,000 incurred by BF Beijing from an increase in staff headcount, a small increase in office rent and management fees and an increase in directors’ compensation of approximately $46,000.

b)	Research and development expenses

Total research and development expenses for the six-month period ended September 30, 2023 were $121,310, as compared to $206,012 for the comparable period in 2022. The decrease of $84,702, or 41.1%, over the period was mainly attributable to decreased research and development activities over the period.

c)	Selling and marketing expenses

Total selling and marketing expenses were $243,696 and $558,396 for the six-month periods ended September 30, 2023 and 2022, respectively. The decrease of $314,700, or 56.4%, mainly resulted from a significant decrease in online promotion activities during the six-month period ended September 30, 2023 because no new products were launched to the market during that period.

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Total Other Expenses, net

Total other expenses, net decreased from $546,961 for the six-month period ended September 30, 2022 to $61,353 for the six-month period ended September 30, 2023. The decrease of $485,608, or 88.8%, was mainly attributable to the loss on disposal of a subsidiary, Dandong BF, that was incurred during the six-month period ended September 30, 2022, whereas there was no such loss for the corresponding period in 2023. That loss was partially offset by an increase in interest expense of $36,205 over the six-month period ended September 30, 2023.

Net Profit / Loss from Continuing Operations

For the six-month period ended September 30, 2023, the Company had a net profit from continuing operations of $429,587 as compared to a net loss from continuing operations of $974,025 for the comparable period in the prior year. The increase in net profit from continuing operations of $1,403,612, or 144.1%, resulted primarily from (i) the increase in net sales of $831,273; (ii) the decrease in total operating expenses of $303,676; (iii) the increase in gross profit of $622,734; and (iv) the decrease in total other expenses, net of $485,608, but was offset by (i) the increase in cost of sales of $208,539.

Liquidity and Capital Resources

As of September 30, 2023, the Company had cash of $76,618, total current assets of $2,025,582 and total current liabilities of $2,334,268. Net current liabilities were $308,686 and working capital ratio was 0.87. As of September 30, 2023, the Company’s total assets and total liabilities amounted to $3,223,819 and $2,974,398, respectively. As of September 30, 2023, the Company’s total stockholders’ equity amounted to $253,193 and its non-controlling interest was $(3,772). The Company’s gearing ratio (bank loans divided by stockholders’ equity) was 601.5%.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 25, 2024	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

By: CHANG Ting Ting
Name: CHANG, Ting Ting Title: Chief Executive Officer

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